SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 3, 2020

1.            DATE, TIME AND PLACE: On April 3, 2020, at 5:30 p.m., through a conference call, due to the restrictions in force to the traffic of people caused by the pandemic of the new coronavirus.

2.            CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Internal Regulations of the Board of Directors of BRASKEM S.A. (“Company”), with the participation of all Board Members indicated below, through a conference call, having the Board Member Roberto Lopes Pontes Simões participated also as Chief Executive Officer. Officers Pedro Freitas and Cristiana Lapa, and Ms. Lilian Porto Bruno, Ms. Ana Paula Tarossi, and Ms. Clarisse Schlieckmann also participated, as well as Mr. Carlos Alberto Rechelo Neto, as effective member of the Company’s Fiscal Council, and Mr. Anselmo Macedo and Mr. Rafael Pereira, partners in KPMG Auditores Independentes. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3.            AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1.       Resolutions: After due analysis of the proposals submitted for resolution, which were previously sent to the Board Members and shall remain filed at the Company’s headquarters, the following resolutions were unanimously adopted by the attendees, and the Management of Braskem is authorized to practice all necessary acts for the implementation of the resolutions:

a)        Pronouncement on the Management Report, Financial Statements and Allocation of Results Related to the fiscal year ended on December 31, 2019, including the approval of the Technical Feasibility Study for the Realization of the Deferred Tax Asset. After the preliminary analysis of the matters is done by the Finance and Investment Committee, following the presentation carried out by the Chief Financial and Investor Relations Officer on the Company’s performance during 2019, when the issue was discussed and the questions were clarified, the following matters were approved (i) the positive pronouncement of this Board as to the approval, by the Ordinary General Meeting, of the Management Report and the Financial Statements, with the explanatory notes, related to the fiscal year ended on December 31, 2019, and the proposal for the allocation of the Company’s results, which proposes that the accrued loss in the fiscal year ended December 31, 2019 is stated, as ascertained in the statement of net equity, in the amount of two billion, seven hundred sixty-seven million, nine hundred sixty-five thousand, five hundred sixty-six Reais and fourteen centavos (R$ 2,767,965,566.14), pertaining to the Financial Statements concerning the fiscal year ended on December 31, 2019, and that the balance of the Company’s profit reserve be partially allocated to cover the entire loss ascertained in the fiscal year; and (ii)the technical feasibility study that allows the realization of the Company’s deferred tax asset, pursuant to CVM Ruling No. 371/02;

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 3, 2020

b)           To cancel the call notice of the Ordinary General Meeting held on March 31, 2020 and authorize the calling for a new Ordinary General Meeting to cover, in addition to the matters already authorized on March 30, 2020, the resolutions on the following matters: (i) Management Report of the respective Administrators Accounts, the Company’s Financial Statements with the explanatory notes concerning the fiscal year ended on December 31, 2019, together with the Independent Auditor’s Report and Opinion and the Fiscal Council’s Opinion; and (ii) the management’s proposal for the allocation of the results of the fiscal year ended on December 31, 2019, using a portion of the profit reserve to cover the loss ascertained in the fiscal year. Due to (i) the Company’s Financial Statements concerning the fiscal year ended on December 31, 2019 being completed; (ii) the provisions in Provisional Measure No. 931, dated March 30, 2020, and in CVM Ruling No. 849, dated March 31, 2020, that respectively extend the terms to hold the 2020 ordinary general meetings (for up to seven months as of the end of the fiscal year) and to present the financial statements (for up to five months as of the end of the fiscal year); and (iii) the current restrictions to the movement and gathering of people due to the COVID-19 pandemics, including in the City of Camaçari, where the Company is located, the cancellation of the Ordinary General Meeting to be hold on April 30, 2020 was approved. Accordingly, the calling of a new Ordinary General Meeting, to resolve on the following items, is authorized: (i) the Management Report and the respective Management Accounts, the Financial Statements with the Explanatory Notes, concerning the fiscal year ended, along with the Independent Auditor’s Report and Opinion and the Fiscal Council’s Opinion; (ii) the management proposal to allocate the results of the fiscal year ended on December 31, 2019, using a portion of the profit reserve to cover the loss ascertained in the fiscal year; (iii) the election of members and alternate members of the Company’s Board of Directors; (iv) the election of the Chairman and Vice Chairman of the Company’s Board of Directors; (v) the election of the members and respective alternate members of the Company’s Fiscal Council; and (vi) annual and global compensation for the administrators and members of the Company’s Fiscal Council referring to the fiscal year ending on December 31, 2020, to be called as soon as the situation allows it, after such restrictions are suspended or are more flexible, or if the rule that requires the meeting is held in the city of the Company’s headquarters be waived.

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 3, 2020

3.2.        Subjects for Acknowledgement: Nothing to record.

3.3.        Subjects of Interest to the Company: Nothing to record.

4.            ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, April 3, 2020.

José Mauro Mettrau C. da Cunha                  Lilian Porto Bruno

Chairman                                                            Secretary

João Cox Neto                                                    Fábio Venturelli

Gesner José de Oliveira Filho                         João Pinheiro Nogueira Batista

Julio Soares de Moura Neto                            Pedro Oliva Marcilio de Sousa

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 3, 2020

Roberto Faldini                                                  Roberto Lopes Pontes Simões

Rogerio Bautista da Nova Moreira

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.